
Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
48th Floor Jardine House
Hong Kong
Tel (852) 2843 8388 Fax (852) 2845 9005
gsd@jardines.com


06018696

Group Secretariat

8th November 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
2006 Interim Dividend

I enclose for your attention a notification dated 8th November 2006 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	09:17 08-Nov-06
Number	7257L

JARDINE **MATHESON HOLDINGS LIMITED**
Securities and **Exchange Commission File** No.82-296

JARDINE MATHESON HOLDINGS LIMITED

2006 INTERIM DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2006 interim dividend of the above Company. The dividend will be paid on 22nd November 2006.

2006 interim dividend per share: US cents 10.00

GBP equivalent: 5.2461 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

8th November 2006

www.jardines.com

END

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